UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. — )*

Rubio’s Restaurants, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78116B102
(CUSIP Number)
Garrett A. DeVries
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5614
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78116B102

1	NAMES OF REPORTING PERSONS. Alex Meruelo Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		580,200 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		580,200 (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

580,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO - Trust
(1) See Item 3.
(2) Power is exercised through its sole trustee, Alex Meruelo.
(3) Based upon 9,949,761 shares outstanding as of November 7, 2007 as reported in the Form 10-Q for the quarterly period ended September 30, 2007.

CUSIP No.	78116B102

1	NAMES OF REPORTING PERSONS. Alex Meruelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		580,200 (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		580,200 (2)

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

580,200

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Item 3.
(2) Alex Meruelo is the beneficial owner of the reported shares by virtue of his position as Trustee of the Alex Meruelo Living Trust.
(3) Based upon 9,949,761 shares outstanding as of November 7, 2007 as reported in the Form 10-Q for the quarterly period ended September 30, 2007.

CUSIP No.	78116B102

1	NAMES OF REPORTING PERSONS. Luis Armona

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		150,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		150,000

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	150,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	1.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based upon 9,949,761 shares outstanding as of November 7, 2007 as reported in the Form 10-Q for the quarterly period ended September 30, 2007.

Item 1. Security and Issuer.
This statement (this “Statement”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1902 Wright Place, Suite 300, Carlsbad, California 92008.
Item 2. Identity and Background.
     (a) This Statement is jointly filed by and on behalf of the Alex Meruelo Living Trust, Alex Meruelo, and Luis Armona (individually, a “Reporting Person” and collectively, the “Reporting Persons”).
     (b) The principal office of the Reporting Persons is: 9550 Firestone Blvd., Suite 105, Downey, California 90241.
     (c) Alex Meruelo Living Trust is a grantor trust. Alex Meruelo is deemed, by virtue of his position as Trustee of the Alex Meruelo Living Trust, to beneficially own securities owned by the Alex Meruelo Living Trust. The principal business of each of Alex Meruelo and Luis Armona is residential and commercial real estate development, underground utility construction and restaurant franchising and operations. The principal business of both Alex Meruelo and Luis Armona is conducted through Merona Enterprises and Meruelo Enterprises, both California Corporations, located at 9550 Firestone Blvd., Suite 105, Downey, California 90241.
     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of the type specified in Item 2(e) of Schedule 13D.
     (f) The Alex Meruelo Living Trust was formed in California. The citizenship of Mr. Meruelo is the United States. The citizenship of Luis Armona is the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     As of February 25, 2008, the Reporting Persons had purchased an aggregate of 730,200 shares of Common Stock, for a total purchase price of approximately $5,203,575.42. The Reporting Persons purchased such shares with a combination of trust funds from the Alex Meruelo Living Trust and personal funds of Luis Armona.
Item 4. Purpose of the Transaction.
     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
     On January 15, 2008, Mr. Meruelo and a business associate had dinner with the Chief Executive Officer of the Company (the “CEO”). Mr. Meruelo and the CEO discussed the general business and direction of the Company.
     In addition, the Reporting Persons intend to engage in communications with one or more stockholders, officers or directors of the Company, including discussions regarding the Company’s operations and strategic direction and ideas that, if effected, may result in, among other things: (a) the acquisition by the Reporting Persons of the Company or of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) changes in the present board of directors or management of the Company; (e) a material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing any class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing discussions may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5. Interest in Securities of the Issuer.
     (a) Each Reporting Person may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.
(b)	Number of shares as to which each Reporting Person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below.

				Price
Transaction	Effecting	Shares	Shares	Per	Description
Date	Person(s)	Acquired	Disposed	Share(1)	of Transaction
1/14/2008	Alex Meruelo Living Trust	103,000	0	$6.80	Open market
1/15/2008	Alex Meruelo Living Trust	50,000	0	$6.80	Open Market
2/15/2008	Alex Meruelo Living Trust	108,000	0	$6.50	Open Market
2/15/2008	Luis Armona	150,000	0	$6.50	Open Market

(1) Price per share includes commissions.
     Except as otherwise described herein, no transactions in the Common Stock of the Company were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person.
     (d)   Not applicable.
     (e)   Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Except as otherwise described herein, none of the Reporting Persons has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Company. To the knowledge of each Reporting Person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company.
Item 7. Material to be Filed as Exhibits.
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2008	Alex Meruelo Living Trust
	By:	/s/ Alex Meruelo
Name: Alex Meruelo
Title: Trustee

Alex Meruelo
	By:	/s/ Alex Meruelo
Name: Alex Meruelo

Luis Armona
	By:	/s/ Luis Armona
Name: Luis Armona

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Joint Filing Agreement